UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1 ) *

                            Amtran, Inc.
                          (Name of Issuer)

                Common Stock (without par value)
                         (Title of Class of Securities)

                             03234G 10 6
                           (CUSIP Number)


Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).










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CUSIP No. 03234G 10 6              13G           Page    2    of    5   Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. George Mikelsons


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [   ]
                                                              (b) [   ]
         N/A


3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America


NUMBER OF                  5        SOLE VOTING POWER
SHARES                              8,477,500
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            N/A
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           8,477,500
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                N/A

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,477,500
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
         N/A
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately     72.8%
12       TYPE OF REPORTING PERSON *
         IN


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CUSIP No. 03234G 10 6              13G            Page    3    of    5    Pages


         Item 1 (a).   Name of Issuer:
                             Amtran, Inc.

         Item 1 (b).   Address of Issuer's Principal Executive Offices:
                             7337 West Washington Street
                             Indianapolis, Indiana  46231

         Item 2 (a).   Name of Person Filing:
                             J. George Mikelsons

         Item 2 (b).   Address of Principal Business Office:
                             7337 West Washington Street
                             Indianapolis, Indiana  46231

         Item 2 (c).   Citizenship/Place of organization:
                             United States

         Item 2 (d).   Title of Class of Securities
                             Shares of Common Stock (without par value)

         Item 2 (e).   CUSIP Number:
                             03234G  10 6

         Item 3. If this statement is filed pursuant to Rules 13d-1 b), or 13d-2(b), check whether the person filing is a:

                           (a)  [   ] Broker or Dealer registered under
                                      Section 15 of the Act
                           (b)  [   ] Bank as defined in Section  3(a)
                                      (6) of the Act
                           (c)  [   ] Insurance   Company  as  defined  in
                                      Section 3(a) (19) of the Act





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CUSIP No. 03234G 10 6                13G          Page    4    of    5  Pages

                           (d)  [   ] Investment Company registered under
                                      Section 8 of the Investment Company Act

                           (e)  [   ] Investment  Adviser  registered  under
                                      Section  203  of  the   Investment
                                      Advisers Act of 1940

                           (f)  [   ] Employee  Benefit  Plan,  Pension Fund
                                      which is subject to the  provisions of the
                                      Employee Retirement Income Security Act of
                                      1974   or   Endowment    Fund:   see   ss.
                                      240.13d-1(b) (1) (ii) (F)

                           (g)  [   ] Parent Holding Company,  in accordance
                                      with  ss.240.13d-1(b)(ii)  (G) (Note:  See
                                      Item 7)

                           (h)  [   ] Group,   in   accordance   with  ss.
                                      240.13d-1(b) (1) (ii) (H)

         Item 4.           Ownership

                           (a) Amount Beneficially Owned as of
                               December 31, 1997:
                                   8,477,500 shares of Common Stock

                           (b) Percent of Class:
                                   Approximately 72.8%

                           (c) Number of shares as to which such Person has:

                               (i)   Sole power to vote or to direct the vote:
                                        8,477,500 shares of Common Stock

                               (ii)  shared power to vote or to direct the vote:
                                        None

                               (iii) sole  power to  dispose  or to  direct  the
                                     disposition of:
                                        8,477,500 shares of Common Stock

                               (iv) shared power to dispose or to direct the disposition of:
                                        None

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CUSIP No. 03234G 10 6             13G       Page     5    of    5     Pages


         Item 5.           Ownership of Five Percent or Less of a Class:

                                    Not Applicable

         Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                                    Not Applicable

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                           By the Parent Holding Company:

                                    Not Applicable

         Item 8.           Identification and Classification of Members of the
                           Group:

                                    Not Applicable

         Item 9.           Notice of Dissolution of Group:

                                    Not Applicable

         Item 10.          Certification:

                                    Not Applicable



                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 16, 1998                     J. George Mikelsons
                                      Name:  J. George Mikelsons





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